UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

SCHEDULE 14D-9

(Amendment No __)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company)

ARMSTRONG WORLD INDUSTRIES, INC.

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04247X102

(CUSIP Number of Class of Securities)

Jeffrey D. Nickel, Esq.

Senior Vice President, Secretary and General Counsel

Armstrong World Industries, Inc.

P.O. Box 3001

Lancaster, Pennsylvania 17604

(717) 397-0611

(Name, address and telephone number of person

authorized to receive notice and communications on behalf of the person(s) filing statement)

With Copies To:

Thomas Roberts, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Telephone: (212) 310-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Armstrong World Industries Comments on Sale of Asbestos Trust Shares to TPG

LANCASTER, Pa., Aug. 11 /PRNewswire-FirstCall/ -- TPG Capital (“TPG”) announced it has agreed to purchase seven million shares of Armstrong World Industries, Inc. (“Armstrong”) (NYSE: AWI), and economic interests in an additional 1,039,777 shares, from the Armstrong World Industries Inc. Asbestos Personal Injury Settlement Trust (“the Trust”). TPG’s purchase price per share of $22.31 is the 20-day trailing volume-weighted average price through Friday, August 7. The transaction is expected to be completed during the next several weeks, and will result in approximately $180 million of proceeds for the Trust.

TPG will initiate a tender offer for 4,435,935 shares (or approximately 8 percent) of the Company’s outstanding shares from investors unaffiliated with the Trust. The tender, at the same price per share, will be consistent with certain requirements of Armstrong’s governing documents and commence promptly following completion of the Trust transaction.

“TPG has a proven record of helping companies increase their value through operational improvements and by providing an environment in which the company can better realize its longer term strategic potential,” Chairman and Chief Executive Officer Michael D. Lockhart said. “We believe TPG’s involvement should make it easier for AWI to realize its objective to emerge from the downturn better positioned than it was when it entered, and to remain solidly profitable throughout the period.”

Forward Looking Statement

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Such statements provide expectations or forecasts of future events. Our outcomes could differ materially due to known and unknown risks and uncertainties. We undertake no obligation to update any forward-looking statement.

About Armstrong

Armstrong World Industries, Inc. is a global leader in the design and manufacture of floors, ceilings and cabinets. In 2008, Armstrong’s consolidated net sales totaled approximately $3.4 billion. Based in Lancaster, Pa., Armstrong operates 37 plants in nine countries and has approximately 11,200 employees worldwide. For more information, visit www.armstrong.com.

About TPG Capital

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with approximately $45 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Fort Worth, Menlo Park, Washington, D.C., Melbourne, Moscow, Mumbai, Paris, Luxembourg, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital’s investments span a variety of industries including industrials, retail, consumer, financial services, travel and entertainment, technology, media and communications, and healthcare. Please visit www.tpg.com.

SOURCE Armstrong World Industries, Inc. - 08/11/2009 CONTACT: Beth Riley, bariley@armstrong.com, or Investors, +1-717-396-6354, or News media, +1-866-321-6677

Web Site: http://www.armstrong.com

Important Information

The tender offer proposed by TPG referred to in this release has not commenced. If and when commenced, Armstrong will file with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9. Armstrong shareholders are advised to read Armstrong’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available because it will contain important information. Shareholders may obtain, free of charge, a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by Armstrong with the SEC at the SEC’s website at http://www.sec.gov.

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